Nevada Classic Thoroughbreds, Inc.
6163 E. Greenway St., #2   ::   Mesa, AZ 85205 ::   Tel: (480) 890-0678

February 12, 2016

Ms. Melissa Raminpour
Branch Chief, Office of Transportation and Leisure
U.S. Securities and Exchange Commission - Mail Stop 3561
Division of Corporation Finance
Washington, D.C. 20549

Re: Response to Comments of January 12, 2016
       Nevada Classic Thoroughbreds, Inc.
       Form 10-KSB for the Fiscal Year Ended June 30, 2015
       Filed October 13, 2015
       Form 10-QSB for the Quarter Ended September 30, 2015
       Filed November 16, 2015
       Commission File #: 000-31154

Dear Ms. Raminpour:

This letter is in response to the SEC comments in your letter dated January 12, 2016.

All of the requested changes, corrections, and/or amendments have been completed and filed for the Company's June 30, 2015 Annual Report on Form 10-K, and requisite Section 302 Certifications; and the September 30, 2015 Quarterly Report on Form 10-Q, and requisite Section 302 Certifications. The referenced amended reports have also been corrected to conform to Forms 10-K and 10-Q, respectively.

The Company acknowledges that:

  Nevada Classic Thoroughbreds, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  Nevada Classic Thoroughbreds, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

  /s/ Brad Brimhall

Brad Brimhall
Chief Executive Officer